UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE  SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-12213

A.              Full title of the plan and address of the plan, if different from that of the issuer named below:

COVANCE 401(k) SAVINGS PLAN

B.                Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COVANCE INC.

210 CARNEGIE CENTER

PRINCETON, NEW JERSEY 08540

Covance 401(k) Savings Plan

Financial Statements

and Supplemental Schedule

December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of the

Covance 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Covance 401(k) Savings Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

MetroPark, New Jersey	/s/ Ernst & Young LLP
June 24, 2009

Covance 401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

(Dollars in thousands)	2008	2007

Investments at fair value:
Registered investment companies	$193,958	$287,228
Covance stock fund	88,343	170,584
Common collective trust	43,307	36,085
Participant loans	6,139	6,013
Total investments at fair value	331,747	499,910

Participant contribution receivable	820	762
Employer contribution receivable	645	—
Interest receivable	4	20
Total assets at fair value	333,216	500,692

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	2,336	392
Unsettled participant activity	(48)	(23)
Net assets available for benefits	$335,504	$501,061

See accompanying notes.

Covance 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2008 and 2007

(Dollars in thousands)	2008	2007

Additions to (deductions from) net assets attributable to:
Investment (loss) income:
Interest and dividends	$9,985	$21,546
Net (depreciation) appreciation in fair value of investments	(190,690)	63,269
Net investment (loss) income	(180,705)	84,815

Contributions:
Participant (cash)	26,597	23,462
Rollovers	2,781	3,933
Employer (cash)	15,579	8,848
Employer (employer common stock)	—	3,614
Total contributions	44,957	39,857

Benefits paid to participants	(29,771)	(26,639)
Administrative fees	(38)	(55)
Transfer of plan assets to other plans	—	(17)
Net (decrease) increase in net assets available for benefits	(165,557)	97,961

Net assets available for benefits at beginning of year	501,061	403,100
Net assets available for benefits at end of year	$335,504	$501,061

See accompanying notes.

Covance 401(k) Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

1. Description of the Plan

The following description of the Covance 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”) and includes assets transferred effective December 31, 1999 from the Covance Employee Stock Ownership Plan (the “ESOP”).  The ESOP was designed to comply with Section 4975(e)(7) and the regulations thereunder the Code. The Plan is subject to the applicable provisions of ERISA. Employees hired after December 31, 1998 are not eligible to participate in the ESOP and Covance Inc. (the “Company”) does not intend to make any future contributions to the ESOP.

Eligibility

Any U.S. employee who has completed one hour of service is eligible to participate in the Plan; however, an employee is only eligible to receive employer matching contributions on the first day of the month following the completion of six months of service.

Contributions

Each participant may contribute any whole percentage of their eligible compensation between 1% and 50%, subject to annual Internal Revenue Service (“IRS”) limitations.  The Company makes a matching contribution to the Plan equal to three times each participant’s contribution for the first 1% of eligible compensation contributed to the Plan and 1/2 of each additional 1% of each participant’s eligible compensation contributed to the Plan up to an additional 5%, resulting in a maximum matching contribution of 5.5% for a participant who contributes 6% or more of their eligible compensation. Effective April 1, 2007, the Company began funding its semi-monthly matching contribution in cash which is invested as elected by the participant. Prior to April 1, 2007, the Company matching contribution was made 100% to the Covance Stock Fund on a semi-monthly basis. At its own discretion, the Company may make a discretionary contribution to the Plan (“Discretionary Contribution”) in any year, which would be allocable equally to all eligible participants employed by the Company at the end of the Plan year, provided that any such Discretionary Contribution for any Plan year may only be made out of current or accumulated Company earnings and profits, and may not exceed the maximum allowable as a deduction to the Company under Section 404 of the Code. No such Discretionary Contribution has been made to the Plan through December 31, 2008.

Covance 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2008 and 2007

1. Description of the Plan (continued)

Investment Elections

Participants may elect to have their contributions invested in any one or a combination of select funds offered by Fidelity Investments (“Fidelity”) in accordance with the Plan document. In addition, participants can elect to have their contributions invested in the Covance Stock Fund. Effective April 1, 2007, participants may elect to have Company matching cash contributions invested in one or more of the funds offered by Fidelity or the Covance Stock Fund. All Company matching contributions made prior to April 1, 2007 were invested in the Covance Stock Fund. Participants have investment discretion with respect to the Company matching contributions which were invested in the Covance Stock Fund and may, at any time, transfer all or any portion of the Company matching contributions from the Covance Stock Fund to one or more of the funds offered under the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, an allocation of any Discretionary Contributions and an allocation of the Plan’s earnings. Any Discretionary Contributions, if made, would be allocated pro rata based on participant account balances.  Earnings are allocated by fund based on the ratio of a participant’s account invested in a particular fund to all investments in that fund.

Vesting

Participants are immediately vested in their contributions and the allocated earnings thereon. Participants become 25%, 50% and 100% vested in Company contributions after two, three and four years of service, respectively.

Covance 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2008 and 2007

1. Description of the Plan (continued)

Payment of Benefits

Each participant is entitled to receive the balance of their account upon retirement on or after age 65, or in the event of total and permanent disability or death. In addition, upon termination of employment with the Company, a participant may elect to be paid a lump sum amount equal to the value of the vested portion of their account balance. Participants entitled to a distribution of benefits with a vested account balance of $1,000 or less will automatically receive a lump sum payment. If the balance of a participant’s account exceeds $1,000 they can elect to receive either an immediate distribution or defer taking a distribution (but not beyond age 70 1/2). Payments may be distributed in cash or Covance stock (to the extent that a portion of the participant’s vested account balance is invested in Covance stock), at the discretion of the participant (or the participant’s beneficiary). Benefit distributions are recorded when paid.

Loans to Participants

A participant may borrow from the Plan a minimum of $1,000 up to the lesser of (i) 50% of the value of the vested portion of their account balance on the date the loan is made or (ii) $50,000 less the highest outstanding loan balance in the last twelve months. A participant may only have one loan outstanding at any time. Loans bear interest at a rate of one percent above the prime rate, as published in the Wall Street Journal.

Forfeited Accounts

Employees who leave the Company prior to completing four years of service forfeit the unvested portion of the Company’s matching contributions. Forfeited amounts are invested in the Fidelity Managed Income Portfolio Fund and are used to reduce future Company matching contributions and/or to pay Plan administration expenses. At December 31, 2008 and 2007, the balance of unused forfeited amounts available to offset future Company matching contributions and/or Plan administration expenses totaled $0.3 million and $0.6 million, respectively.  During 2008 and 2007, the Company utilized forfeited amounts totaling $1.5 million in each year to offset matching contributions.

Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time, subject to provisions of ERISA and the Plan. In the event of Plan termination, each participant’s account balance would become fully vested.

Covance 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2008 and 2007

1. Description of the Plan (continued)

Plan Administration

The Plan is administered by a benefits administration committee appointed by the Compensation and Organization Committee of the Board of Directors of the Company. Fidelity Management Trust Company is the trustee of the Plan. Plan administration expenses can either be paid directly by the Company or paid through the liquidation of amounts forfeited under the Plan. When paid by the Company, these expenses are not reflected in the accompanying financial statements. When paid by the Plan, through the liquidation of amounts forfeited under the Plan, these expenses are reflected in the accompanying financial statements.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

Investments

The Plan’s investments are stated at fair value. Investments in the Covance Stock Fund and registered investment company funds are valued at quoted active market prices, except for the Fidelity Managed Income Portfolio Fund, which is a stable value investment in a common collective trust valued at contract value (see note 4). Participant loans are valued at amortized cost, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis using the average cost method.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Covance 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2008 and 2007

2. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS 157, Fair Value Measurements. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Additionally, in October 2008, the FASB issued FASB Staff Position 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (FSP 157-3). FSP 157-3 clarifies the application of SFAS 157 in markets that are not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for an asset is not active. The guidance in FSP 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The Plan adopted SFAS 157 effective January 1, 2008.

3. Investments

During 2008 and 2007, the Plan’s investments (including investments purchased and sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted active market prices as follows:

	Net Realized and Unrealized (Depreciation)Appreciation in Fair Value of Investments
(Dollars in thousands)	2008	2007

Covance Stock Fund	$(72,301)	$55,416
Shares of registered investment companies	(118,389)	7,853
	$(190,690)	$63,269

Covance 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2008 and 2007

3. Investments (continued)

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
(Dollars in thousands)	2008	2007

Covance Stock Fund	$88,343	$170,584
Fidelity Managed Income Portfolio Fund	43,307	36,085
Fidelity Contrafund	33,654	53,348
Fidelity Equity Income Fund	17,250	31,668
Fidelity International Discovery Fund	—	31,019

4. Common Collective Trust

The Plan holds investments in guaranteed investment contracts through the Fidelity Managed Income Portfolio Fund, which is a stable value investment in a common collective trust subject to the reporting and disclosure requirements of Financial Accounting Standards Board (“FASB”) Staff Position Nos. AAG INV-1 and SOP 94-4-1, which requires the investment in stable value investments in common collective trusts to be reflected at contract value. The investments in the Fidelity Managed Income Portfolio Fund are included in the statements of net assets available for benefits under “Investments at fair value: common collective trust” at a fair value of $43.3 million and $36.1 million at December 31, 2008 and 2007, respectively. Fair value is calculated as the total fair value of the underlying assets plus the total wrapper rebid value (as applicable), which is calculated by discounting the annual rebid fee over the duration of the contract assets. In determining the net assets available for benefits, the Fidelity Managed Income Portfolio Fund investments are recorded at their contract values, of $45.6 million and $36.5 million at December 31, 2008 and 2007, respectively, which are equal to the principal balance plus accrued interest.  The adjustment to reflect the Fidelity Managed Income Portfolio Fund at fair value at December 31, 2008 and 2007 totaled $2.3 million and $0.4 million, respectively.

Covance 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2008 and 2007

5. Fair Value Measurements

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). The Plan adopted SFAS 157, effective January 1, 2008. In addition, the Plan adopted FSP 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active, upon its issuance in October 2008.

SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). SFAS 157 includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1 — Unadjusted quoted prices in active markets that are accessible to the Plan at the measurement date for identical assets and liabilities.

Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•                  quoted prices for similar assets and liabilities in active markets

•                  quoted prices for identical or similar assets or liabilities in markets that are not active

•                  observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•                  inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 — Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

Covance 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2008 and 2007

5. Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
(Dollars in thousands)	Level 1	Level 2	Total

Registered investment companies	$193,958	$—	$193,958
Covance stock fund	88,343	—	88,343
Common collective trust (1)	—	43,307	43,307
Participant loans	—	6,139	6,139
Total	$282,301	$49,446	$331,747

(1) Although the amount reflected in the table represents the fair value of this investment, the contract value (the amount available for Plan benefits) was $45,643 as of December 31, 2008.  (See note 4.)

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that increases or decreases in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 2, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Covance 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2008 and 2007

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008:

(Dollars in thousands)

Net assets available for benefits per the financial statements	$335,504
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,336)
Net assets available for benefits per the Form 5500	$333,168

Supplemental Schedule

EIN: 22-3265977
Plan # 001

Covance 401(k) Savings Plan
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2008
(Dollars in thousands)

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost	Current Value
	Value of interests in registered investment companies:
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Contrafund*; 743,568 shares	**	$33,654
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Equity Income Fund*; 558,790 shares	**	17,250
Fidelity Investments Institutional Operations Company, Inc.	Fidelity International Discovery Fund*; 691,988 shares	**	16,352
Fidelity Investments Institutional Operations Company, Inc.	Fidelity US Bond Index Fund*; 1,272,094 shares	**	13,726
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Freedom 2020 Fund*; 1,289,772 shares	**	12,962
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Freedom 2030 Fund*; 1,292,065 shares	**	12,611
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Balanced Fund*; 935,862 shares	**	12,279
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Freedom 2040 Fund*; 2,122,013 shares	**	11,862
Fidelity Investments Institutional Operations Company, Inc.	Neuberger Berman Genesis Trust; 341,863 shares	**	10,201
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Magellan Fund*; 206,465 shares	**	9,468
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Export & Multinational Fund*; 496,362 shares	**	7,153
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Freedom 2010 Fund*; 584,869 shares	**	6,059
Fidelity Investments Institutional Operations Company, Inc.	Baron Growth Fund; 180,575 shares	**	5,564
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Mid-Cap Stock*; 298,772 shares	**	4,664
Fidelity Investments Institutional Operations Company, Inc.	Spartan US Equity Index Fund; 142,167 shares	**	4,535
Fidelity Investments Institutional Operations Company, Inc.	Oakmark Select I; 208,741 shares	**	3,336
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Capital Appreciation Fund*; 159,771 shares	**	2,513
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Freedom Income Fund*; 240,029 shares	**	2,295
Fidelity Investments Institutional Operations Company, Inc.	Spartan International Index Fund; 84,789 shares	**	2,267
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Freedom 2050 Fund*, 346,784 shares	**	2,240
Fidelity Investments Institutional Operations Company, Inc.	Goldman-Sachs Mid-Cap Value Fund; 94,432 shares	**	2,096
Fidelity Investments Institutional Operations Company, Inc.	Western Asset Core Plus Bond Fund, 66,507 shares	**	577
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Freedom 2000 Fund*; 29,300 shares	**	294
	Total value of interest in registered investment companies		193,958
Covance Inc. *	Covance stock fund:
	Common stock; 1,870,547 shares	**	86,101
	Fidelity Institutional Cash—Money Market CL1*; 2,241,579 shares	**	2,242
	Total value of Covance stock fund		88,343
Fidelity Investments Institutional Operations Company, Inc.	Common collective trust:
	Fidelity Managed Income Portfolio Fund*; 45,643,429 shares	**	43,307
Participant loans*	Interest rates ranging from 4.25% to 10.50% and maturing at various dates through 2024	**	6,139
	Total investments		$331,747

*    Party-in-interest

**  Not required as the investment is participant-directed

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the plan sponsor of the Covance 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

COVANCE 401(K) SAVINGS PLAN

Dated:	June 29, 2009

/s/ Charles A. Hopper
Charles A. Hopper
V.P. Human Resources Shared Services
Covance Inc.

Exhibit Index

Exhibit Number	Document

23.1	Consent of Independent Registered Public Accounting Firm